PREMIUM BILL

Insured: FIERA CAPITAL SERIES TRUST   Date: January 22, 2018

Producer: CHUBB DIRECT/GAB

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
April 21, 2018	82484851	ICAP BOND		$ 1,373.
To				
December 15, 2018		Additional Prepaid Premium re Coverage Extension		
0% Commission				
			TOTAL	$ 1,373.

FEDERAL INSURANCE COMPANY

Endorsement No.: 7

Bond Number: 82484851

NAME OF ASSURED: FIERA CAPITAL SERIES TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   April 21, 2017
                                      to   12:01 a.m. on   December 15, 2018

This Endorsement applies to loss discovered after 12:01 a.m. on April 21, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 22, 2018   By   _____
                                                   Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

The following resolution was approved by the Board of Trustees of the Fiera Capital
Series Trust at a meeting of the Trustees held on February 27, 2018

**Approval of Fidelity Bond Requirements and Renewal of Proposed Fidelity
Bond**

WHEREAS, the Trust currently maintains a fidelity bond issued by Federal
Insurance Company, a member of the Chubb Group of Insurance Companies, in
accordance with the requirements of Rule 17g-l under the Investment Company Act of
1940 (the "1940 Act") in an amount of up to $1,000,000 the terms of which have been
provided in the Meeting Materials (the "Fidelity Bond").

NOW THEREFORE BE IT RESOLVED, that the Board, including all of the
Independent Trustees, hereby determines the Fidelity Bond is reasonable in form and
amount, after having given due consideration to the value of the assets of the Funds to
which any covered person may have access, the type and terms of the arrangements made
for the custody and safekeeping of such assets and the nature of the securities held by the
Funds; and further

RESOLVED, that the Board, including all of the Independent Trustees, hereby
approves the extension of the Fidelity Bond and authorizes the payment by the Funds of
the additional premium of up to $1,373 on the Fidelity Bond for the period from April 21,
2018 to December 15, 2018, after giving due consideration to all relevant factors,
including, but not limited to, the amount of the coverage under the Fidelity Bond; and
further

RESOLVED, that in the event that the amount of coverage under the Fidelity
Bond is required in the future to be increased in order to satisfy the minimum bonding
requirements of Rule 17g-l, the proper officers of the Trust be, and hereby are, authorized
to take such actions as may be necessary to obtain the increase in the amount of the
Fidelity Bond coverage to comply with such requirements: and further

RESOLVED, that Michael Kalfbfleisch, or any officer of the Trust, or his or her
designee, including UMB Fund Services, Inc., be, and hereby is designated to make all
filings with the SEC and to give all notices on behalf of the Trust required by paragraph
(g) of Rule I7g-1 promulgated under the 1940 Act.